ED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YYY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Gateway Center
(No. and Street)

Newton	MA	02458
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy F. Shanahan — 617-969-8630
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Liberfarb, P.C.
(Name – if individual, state first, last, middle name)

11 Vanderbilt Avenue	Norwood	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, Timothy F. Shanahan ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Securities Corporation , as of June 30 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Signature

President

Title

Susan M. Weschler

Notary Public

My Commission Expires APR 25, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS SECURITIES CORPORATION

FINANCIAL STATEMENTS

JUNE 30, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report

To the Board of Directors of
Compass Securities Corporation
Newton, MA

We have audited the accompanying statement of financial condition of Compass Securities Corporation as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compass Securities Corporation at June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.



Norwood, Massachusetts
July 17, 2003

COMPASS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash	$ 102,717
Receivable from broker-dealers and clearing organizations	6,635
Securities owned:	
Marketable, at market value	30,714
Not readily marketable, at estimated fair value	18,900
Deferred tax asset	8,442
Other assets	19,234
	$ 186,642

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to broker-dealers and clearing organizations	$ 5,087
Accounts payable and accrued expenses	21,003
Commisions Payable	3,447
	29,537
Stockholder's equity:	
Common stock, no par value, authorized 15,000 shares	
100 shares issued and outstanding	3,000
Retained earnings	154,105
Total Stockholder's Equity	157,105
	$ 186,642

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended June 30, 2003

Revenues:	
Commissions	$ 2,474,358
Principal transactions	(3,193)
Other income	2,125
	2,473,290
Expenses:	
Commission expense	2,096,611
Other expenses	371,849
	2,468,460
Income before income taxes	4,830
Income taxes	1,413
Net income	$ 3,417

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended June 30, 2003

	Common Stock	Retained Earnings	Total
Balance at July 1, 2002	$ 3,000	$ 150,688	$ 153,688
Net income		3,417	3,417
Balance at June 30, 2003	$ 3,000	$ 154,105	$ 157,105

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2003

Cash flows from operating activities:	
Net income	$ 3,417
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Unrealized loss on securities	3,193
Decrease in Receivable from broker-dealers and clearing organizations	45,885
Increase in Deferred tax asset	(1,175)
Decrease in Other assets	414
Decrease in Accounts payable, and accrued expenses	(71,902)
Increase in Payable to to broker-dealers and clearing organizations	5,087
Net cash used for operating activities	(15,081)
Cash Flows Used For Investing Activities	
Securities purchased	(42,403)
Securities sold	26,046
Net cash used for investing activities	(16,357)
Cash Flows From Financing Activities	
None	
Decrease in cash	(31,438)
Cash at beginning of the year	134,155
Cash at end of the year	$ 102,717
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	$ 0
Income taxes	$ 2,016

Disclosure of accounting policy:

For purposes of the statemnt of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

COMPASS SECURITIES CORPORATION

Notes To Financial Statements

For the Year Ended June 30, 2003

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization:

The Company began operations November 1, 1984, it conducts its broker/dealer business with customers through another broker/dealer on a fully disclosed basis. Related commission revenue and expenses are recorded on a trade date basis.

Marketable Securities:

Marketable securities are valued at market, with the resulting difference between cost and market value included in income. For the year ended June 30, 2003 there were unrealized gains of $1,507.

Securities Not Readily Marketable

Financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

Income Taxes:

Deferred taxes are provided for temporary differences between financial and tax accounting, principally for unrealized gains and losses of marketable securities and other non-deductible expenses, as well as net operating loss carryforwards.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company utilizes office space, shares telephone service, and receives consulting services from its parent company, Compass Capital Corporation, (CCC). The related party charged $185,803 for these services for the fiscal year ending June 30, 2003. At June 30, 2003 the Company owed $16,003 to the related party. Since the Company is a 100% subsidiary of CCC operating results could vary significantly from those that would be obtained if the entities were autonomous.

COMPASS SECURITIES CORPORATION

Notes To Financial Statements, Continued

For the Year Ended June 30, 2003

NOTE 3 – INCOME TAXES

Deferred income taxes (benefits) are provided for temporary differences existing in the recognition of unrealized gains and losses on investments for tax and financial statement purposes, as well as for net operating loss carryforwards.

Income tax expense (benefit) consisted of the following:

Taxes currently payable:	
Federal	$ 1,618
State	970
	2,588
Deferred tax expense (benefit)	
Federal	(705)
State	(470)
Total	(1,175)
Income tax expense	$ 1,413

NOTE 4 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $105,922 at June 30, 2003, which exceeded required net capital of $5,000 by $100,922. The ratio of aggregate indebtedness to net capital at June 30, 2003 was 27.89%.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include other financial institutions, and the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

COMPASS SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

JUNE 30, 2003

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Compass Securities Corporation
Newton, MA

We have audited the accompanying financial statements of Compass Securities Corporation as of and for the year ended June 30, 2003, and have issued our report thereon dated July 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Norwood, Massachusetts
July 17, 2003

SCHEDULE I

COMPASS SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2003

AGGREGATE INDEBTEDNESS:		
Payable to broker-dealers and clearing organizations	$ 5,087	
Accounts payable and accrued expenses	21,003	
Commissions Payable	3,447	
	$ 29,537	
NET CAPITAL:		
Common Stock		$ 3,000
Retained earnings		154,105
		$ 157,105
ADJUSTMENTS TO NET CAPITAL:		
Deferred tax asset		(8,442)
Other assets		(19,234)
Haircuts on investments		(23,507)
Net Capital, as defined		$ 105,922
NET CAPITAL REQUIREMENT		$ 5,000
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 100,922
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		27.89%

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 106,345
Net audit adjustments	2,182
Increase in non-allowables and haircuts	(2,605)
Net capital per above	$ 105,922

SCHEDULE II

COMPASS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2003

Compass Securities Corporation is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: LANDSCPAS@AOL.COM

Independent Auditor's Report on Internal Control Required by Rule 17a-5

To the Board of Directors of
Compass Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Compass Securities Corporation (the Company), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations on internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Larry D. Liberfarb, P.C.
Norwood, Massachusetts
July 17, 2003